Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following presentation, which was previously filed by Baker Hughes Incorporated on January 26, 2017, is being refiled to correctly state that the amount of the merger termination fee referenced in footnote 3 of slide 15 is $3.5 billion:

IMAGE OMITTED BAKER HUGHES Q4 2016 & FY 2016 EARNINGS CALL JANUARY 26, 2017 | 8:30 A.M. ET

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46611

IMAGE OMITTEDQ4 2016 & FY 2016 EARNINGS CONFERENCE CALL Introduction Alondra Oteyza Director, Investor Relations Business Update Martin Craighead Chairman and Chief Executive Officer Financial Performance Kimberly Ross Senior Vice President and Chief Financial Officer Q & A

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46611

IMAGE OMITTEDAdditional Information and Where to Find It In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822. No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Participants in the Solicitation GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2016, which was filed with the SEC on November 9, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46611

IMAGE OMITTEDFORWARD-LOOKING STATEMENTS This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes. All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements. Reconciliation of Operating and GAAP Results Reconciliation of non-GAAP results to GAAP results for historic periods can be found on our website at www.bakerhughes.com/investor in the Financial Information section under Financial Reports.

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46611

1 2 3
Accomplishments in 2016 including fourth quarter results IMAGE OMITTED Pending merger with GE Oil & Gas Perspective on market outlook and opportunities ahead

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IMAGE OMITTED Revenue increased by 2% sequentially to $2.4 billion in what remained a challenging market Adjusted profit from operations of $40 million testament to the success of our restructuring efforts Q4 2016 RESULTS

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1 2 3 4
Reduce $500 million of annualized costs IMAGE OMITTEDby simplifying the organizational structure and operational footprint Optimize capital structure by reducing debt and buying back shares Capitalize on strength as a product innovator by solidifying our core business while building new sales channels Maximize value for North America Land Pressure Pumping by reducing capital intensity while maintaining participation

2016 OBJECTIVES

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IMAGE OMITTED1 Reduce $500 million of annualized costs Achieved nearly $700 million in annualized savings Restructured company to enhance performance Continued to invest for the future 2016 OBJECTIVES

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IMAGE OMITTED2 Optimize capital structure Reduced debt by $1 billion Executed on share buyback program Doubled cash from $2.3 billion to $4.6 billion 2016 OBJECTIVES

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IMAGE OMITTED3 Capitalize on strength as a product innovator Created a simpler and more responsive structure Launched 50% more new products in 2H 2016 Entered into three agreements with local service providers Completed exits for select product lines in specific markets 2016 OBJECTIVES

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46611

IMAGE OMITTED4 Maximize value for North America Land Pressure Pumping Created largest pure-play pressure pumping company in North America Received cash and retained 46.7% ownership Reduced capital intensity and resource requirements 2016 OBJECTIVES

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46611

IMAGE OMITTED Fullstream portfolio Diverse revenue streams that offer a new set of productivity solutions for our customers and provide us resiliency through the industry cycles GE resources Advanced manufacturing and innovation capabilities, with access to Predix industrial operating system MERGER AGREEMENT

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46611

IMAGE OMITTEDNORTH AMERICA Supply-demand fundamentals have changed with North American shale remaining the wild card Sustained oil prices in mid-to- upper $50s required for investment to accelerate Meaningful activity increase needed to absorb excess capacity for service pricing recovery to occur Market has taken a positive turn with all the elements in play for recovery MARKET OUTLOOK

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46611

IMAGE OMITTEDINTERNATIONAL Overall activity flat or declining in 1H 2017 with pockets of growth onshore Expecting offshore activity reductions very well positioned to capture opportunities MARKET OUTLOOK

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IMAGE OMITTEDFULL YEAR 2016 FINANCIAL HIGHLIGHTS Revenue of $9.8 billion, down 37% from 2015 extremely tough year with rig counts dropping 32% EBITDA1,2 (non-GAAP) was $493 million with $535 million generated in 2H 2016 Free Cash Flow3 (non-GAAP) was $4.2 billion ending the year with $4.6 billion in cash EBIT, EBITDA, and Adjusted EBITDA (as defined in table 2 of our earnings release) are non-GAAP measures. Management is providing these measures because it believes that such measures are widely accepted financial indicators used by investors and analysts to analyze and compare companies on the basis of operating performance. Adjusted EBITDA for 2016 excludes: $1,189 in adjusting items including ($3,500) million for merger termination fee, $1,735 million for impairment and restructuring charges, $1,858 for goodwill impairment, $617 million for inventory impairments, $199 million for merger and related costs, $142 million for the loss on early extinguishment of debt, $97 million for the loss on sale of business interest, and $41 million for litigation settlements. Free cash flow is defined as net cash flows provided by operating activities less expenditures for capital assets plus proceeds from disposal of assets. Management is providing this measure because it believes that such measure is a widely accepted financial indicator used by investors and analysts to analyze and compare companies on the basis of liquidity. Free cash flow does not represent the residual cash flow available for discretionary expenditures. Free cash flow for 2016 includes $3.5 billion related to the merger termination fee. 2017 Baker Hughes Incorporated. All Rights Reserved. 46611

IMAGE OMITTEDQ4 2016 FINANCIAL HIGHLIGHTS Revenue $2.4 billion Up 2% sequentially Net Loss (GAAP) $417 million $0.98 per share Attributable to Baker Hughes Income taxes $107 million $0.25 per share Adjusting Identified Items2 $291 million $0.68 per share Adjusted Net Loss (non-GAAP)1,2 $126 million $0.30 per share Attributable to Baker Hughes Adjusted Operating Profit Before Tax $21 million Up $14 million sequentially (non-GAAP)1,2 Free Cash Flow (non-GAAP)3 $610 million Up $501 million sequentially Adjusted net loss is a non-GAAP measure comprised of net loss attributable to Baker Hughes, excluding the impact of certain identified items. Adjusted operating profit (loss) before tax is a non-GAAP measure defined as profit (loss) before income tax less interest expense and certain identified items. The Company believes that adjusted net loss and adjusted operating profit (loss) before tax are useful to investors because it is a consistent measure of the underlying results of the Company’s business. Furthermore, management uses these metrics as a measure of the performance of the Company’s operations. Adjusted net loss and adjusted operating profit before tax exclude: for Q4 2016: $291 million in adjusting items, $145 million for impairment and restructuring charges, $97 million for the loss on sale of business interest, $30 million for inventory adjustments, and $19 million for merger and related costs. for Q3 2016: $328 million in adjusting items, or $365 million (net of tax) including $304 million for impairment and restructuring charges, $41 million for litigation settlements, ($34) million for inventory adjustments, and $17 million for goodwill impairment. Free cash flow is defined as net cash flows provided by operating activities less expenditures for capital assets plus proceeds from disposal of assets. Management is providing this measure because it believes that such measure is a widely accepted financial indicator used by investors and analysts to analyze and compare companies on the basis of liquidity. Free cash flow does not represent the residual cash flow available for discretionary expenditures.

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46611

IMAGE OMITTEDNORTH AMERICA Q4 2016 RESULTS Revenue $775 million Up 15% sequentially Adjusted Operating Loss Before Tax 1, 2 $56 million Improves $18 million sequentially Operating PBT Margin 1, 2 (7.2%) Up 375 bps sequentially Activity increase in U.S. onshore, seasonal activity uptick in Canada, and completions deliveries in the Gulf of Mexico Reduced losses driven largely by additional revenue and cost reductions, which were partially offset by Q3 non-recurring benefits Adjusted operating profit (loss) before tax is a non-GAAP measure defined as profit (loss) before income tax less interest expense and certain identified adjusting items. Adjusted operating profit before tax margin is a non-GAAP measure defined as adjusted operating profit (loss) before tax divided by revenue. Management uses each of these measures because it believes they are widely accepted financial indicators used by investors and analysts to analyze and compare companies on the basis of operating performance and that these measures may be used by investors to make informed investment decisions. Adjusted operating loss before tax for Q4 2016 excludes: $30 million for inventory adjustments to write off and dispose of certain excess inventory. Adjusted operating loss before tax for Q3 2016 excludes: ($9) million before-tax inventory adjustments.

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46611

IMAGE OMITTEDINTERNATIONAL Q4 2016 RESULTS Revenue $1.4 billion Down 1% sequentially Adjusted Operating Profit Before Tax 1,2 $85 million Down $7 million sequentially Operating PBT Margin 1,2 6.1% Down 46 bps sequentially Sequential revenues for Latin America down 7%, Europe / Africa / Russia Caspian down 6%, and Middle East / Asia Pacific up 6% Profitability decreased due to activity declines in the North Sea and foreign exchange losses which were partially offset by high-margin, year-end product sales and savings from cost-reduction efforts. Adjusted operating profit (loss) before tax is a non-GAAP measure defined as profit (loss) before income tax less interest expense and certain identified adjusting items. Adjusted operating profit before tax margin is a non-GAAP measure defined as adjusted operating profit (loss) before tax divided by revenue. Management uses each of these measures because it believes they are widely accepted financial indicators used by investors and analysts to analyze and compare companies on the basis of operating performance and that these measures may be used by investors to make informed investment decisions. Adjusted operating profit before tax for Q3 2016 excludes: ($21) million before-tax inventory adjustments. No adjusting items for Q4 2016.

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46611

IMAGE OMITTEDINDUSTRIAL SERVICES Q4 2016 RESULTS Revenue $233 million Down 13% sequentially Adjusted Operating Profit Before Tax 1,2 $11 million Down $15 million sequentially Operating PBT Margin 1,2 4.7% Down 498 bps sequentially Revenue was impacted by project delays and seasonal activity declines in the pipeline maintenance business Operating profit declined primarily due to activity decreases Adjusted operating profit (loss) before tax is a non-GAAP measure defined as profit (loss) before income tax less interest expense and certain identified adjusting items. Adjusted operating profit before tax margin is a non-GAAP measure defined as adjusted operating profit (loss) before tax divided by revenue. Management uses each of these measures because it believes they are widely accepted financial indicators used by investors and analysts to analyze and compare companies on the basis of operating performance and that these measures may be used by investors to make informed investment decisions. Adjusted operating profit before tax for Q3 2016 excludes: ($4) million before-tax inventory adjustments. No adjusting items for Q4 2016.

© 2017 Baker Hughes Incorporated. All Rights Reserved. 46611

IMAGE OMITTEDQ1 2017 GUIDANCE North America Revenue Slight decline International Revenue Mid-to upper-single-digit declines Industrial Revenue Typical seasonal declines Operating Profit Relatively flat sequentially Income Taxes $50 - $70 million Depreciation & Amortization Expense Slight sequential decline Capital Expenditures 5%-7% of Revenue

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IMAGE OMITTED © 2017 Baker Hughes Incorporated. All Rights Reserved. 46611

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IMAGE OMITTED BAKER HUGHES Q4 2016 EARNINGS CALL

JANUARY 26, 2017 | 8:30 A.M. ET